Exhibit 99.1

Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102 AND SECTION 5.2 OF
MULTILATERAL INSTRUMENT 61-101

1.             Name and Address of Company

Gold Reserve Inc. (“Gold Reserve” or the “Company”)
926 W. Sprague Avenue, Suite 200
Spokane, Washington
99201

2.             Date of Material Change

May 17, 2016

3.             News Release

A news release announcing the material change described herein was issued through CNW Group at Spokane, Washington on May 17, 2016, and filed on SEDAR.

4.             Summary of Material Change

The Company has closed a non-brokered private placement (the “Private Placement”) in which it issued an aggregate of 8,562,500 Class A Common Shares of the Company (“Shares”) at a price of US $4.00 per Share for proceeds in the amount of US $34,250,000.

5.             Full Description of Material Change

5.1     Full Description of Material Change

Pursuant to the Private Placement, which included the previously announced issuance of 5,210,000 Shares, the Company issued an aggregate of 8,562,500 Shares at a price of US $4.00 per Share for proceeds in the amount of US $34,250,000.  The proceeds will be used by the Company for general working capital purposes.

No commission or finder’s fee was paid in connection with the Shares issued pursuant to the Private Placement. Such Shares were offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and will be subject to a hold period in Canada of four months and a day from their respective dates of issuance.

5.2     Disclosure for Restructuring Transactions

Not Applicable.

6.             Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.             Omitted Information

Not Applicable.

8.             Executive Officer

A. Douglas Belanger
President
(509) 623-1500

9.             Date of Report

May 26, 2016.

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